Sections 4.1 and 4.2 of Article IV. of the Bylaws of National Bankshares, Inc. are deleted in their entirety, and Article IV. is amended to read as follows:

ARTICLE IV. STOCK CERTIFICATES AND THEIR TRANSFER

SECTION 4.1.	Certificate for Shares.

(a)	The shares of the Corporation shall be represented by certificates or shall be uncertificated.

(b)

Certificated shares of the Corporation shall bear the signature, or a facsimile thereof, of the President or a Vice President and the Secretary or an Assistant Secretary and shall bear the corporate seal, or a facsimile thereof. If any officer who has signed or whose facsimile signature has been placed upon a stock certificate shall have ceased to be an officer before the certificate is issued, it may be issued by the Corporation with the same effect as if that person were an officer at the date of issue.

(c)

If the Corporation issues uncertificated shares as provided for in these Bylaws, within a reasonable time after the issue or transfer of the shares without certificates, the Corporation shall send the shareholder a statement indicating that the Corporation is organized under the laws of the Commonwealth of Virginia; certifying the number of shares, class of shares and designation of the of the series, if any, of the shares; and a summary of the rights, preferences and limitations applicable to the class of stock and the limitations for each series of stock.

(d)

Each registered holder of stock represented by uncertificated shares shall be entitled, upon request to the custodian of the stock transfer books of the Corporation, to have physical certificates representing the shares registered in their name.

(e)	No stock, in certificated or uncertificated form, will be issued, and no dividend payment will be made, for fractional shares of common stock.

(f)

Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

SECTION 4.2	Lost or Destroyed Certificates

The Board may direct a new certificate or certificates to be issued as a replacement for lost, destroyed or mutilated certificates if the owner requests the issuance before the Corporation has notice that the shares have been acquired by a bona fide purchaser. The owner must furnish the Corporation with a sufficient indemnity bond and satisfy such other requirements, including evidence of loss, theft or destruction, as may be imposed by the Corporation.

SECTION 4.3	Transfer of Shares

Transfer of shares shall be made only on the stock transfer books of the Corporation by the holder of record or by the holder’s legal representative, who must furnish evidence of authority satisfactory to the Corporation, and on surrender for cancellation of the certificate for the shares. The Corporation may treat the holder of record of any share or shares of stock as the holder in fact of that stock and accordingly is not bound to recognize any equitable or other claim to or interest in those shares on the part of any other person, whether or not it shall have notice of the claim, except as expressly provided by the laws of the Commonwealth of Virginia.

BE IT FURTHER RESOLVED, that the Chairman, President & CEO, or such other officers of the Corporation as he may designate, are authorized to file the notices and take such other actions as they determine are necessary give full effect to the foregoing Resolution.